Exhibit 3.1

TENTH AMENDMENT TO THE FIRST AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP OF SUMMIT HOTEL OP, LP

DESIGNATION OF 5.25% SERIES Z CUMULATIVE PERPETUAL PREFERRED UNITS

January 13, 2022

Pursuant to Article XI of the First Amended and Restated Agreement of Limited Partnership of Summit Hotel OP, LP, dated as of February 14, 2011 (the “Initial Partnership Agreement”), as amended by the First Amendment to the Initial Partnership Agreement, dated as of October 26, 2011 (the “First Amendment”), as further amended by the Second Amendment to the Initial Partnership Agreement, dated as of April 11, 2012 (the “Second Amendment”), as further amended by the Third Amendment to the Initial Partnership Agreement, dated as of December 7, 2012 (the “Third Amendment”), as further amended by the Fourth Amendment to the Initial Partnership Agreement, dated as of March 20, 2013 (the “Fourth Amendment”), as further amended by the Fifth Amendment to the Initial Partnership Agreement, dated as of June 24, 2106 (the “Fifth Amendment”), as further amended by the Sixth Amendment to the Initial Partnership Agreement, dated as of August 2, 2016, (the “Sixth Amendment”), as further amended by the Seventh Amendment to the Initial Partnership Agreement, dated as of November 8, 2017, (the “Seventh Amendment”), as further amended by the Eighth Amendment to the Initial Partnership Agreement, dated as of December 14, 2017 (the “Eighth Amendment”), as further amended by the Ninth Amendment to the Initial Partnership Agreement, dated as of August 11, 2021 (the “Ninth Amendment” and, together with the Initial Partnership Agreement, the First Amendment, the Second Amendment, the Third Amendment, the Fourth Amendment, the Fifth Amendment, the Sixth Amendment, the Seventh Amendment and the Eighth Amendment, the “Partnership Agreement”), the General Partner hereby amends the Partnership Agreement as follows in connection with the designation and authorization of 2,000,000 shares of 5.25% Series Z Cumulative Perpetual Preferred Stock, $0.01 par value per share (the “Series Z Preferred Stock”), of Summit Hotel Properties, Inc. (“Summit REIT”) and the issuance of 2,000,000 Series Z Preferred Units (as defined below) in exchange for the contribution to the Partnership or its subsidiaries of certain real property and equity interests as set forth in the Contribution and Purchase Agreement, dated November 2, 2021, by and among Summit Hotel OP, LP, Summit Hospitality JV, LP, a Delaware limited partnership, NewcrestImage Holdings, LLC, a Delaware limited liability company, and NewcrestImage Holdings II, LLC, a Delaware limited liability company (the “Contribution and Purchase Agreement”):

1.               Designation and Number. A series of Preferred Units (as defined below), designated the “5.25% Series Z Cumulative Perpetual Preferred Units” (the “Series Z Preferred Units”), is hereby established. The number of authorized Series Z Preferred Units shall be 2,000,000.

2.               Defined Terms. Capitalized terms used herein and not otherwise defined shall have the meanings given to such terms in the Partnership Agreement. The following defined terms used in this Amendment to the Partnership Agreement shall have the meanings specified below:

“Articles Supplementary” means the Articles Supplementary of Summit REIT to be filed with the State Department of Assessments and Taxation of the State of Maryland in connection with the first exercise of the Series Z Preferred Unit Redemption Right, designating the terms, rights and preferences of the Series Z Preferred Stock.

“Base Liquidation Preference” shall have the meaning provided in Section 6(a).

“Change of Control” shall mean the following have occurred and are continuing after the original issuance of the Series Z Preferred Units:

(i)	(x) the acquisition by any person, including any syndicate or group deemed to be a “person” under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, of beneficial ownership, directly or indirectly, through a purchase, merger or other acquisition transaction or series of purchases, mergers or other acquisition transactions of capital stock of Summit REIT entitling that person to exercise more than 50% of the total voting power of all capital stock of Summit REIT entitled to vote generally in elections of directors (except that such person will be deemed to have beneficial ownership of all capital stock of Summit REIT that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition); and

(y) following the closing of any transaction referred to in clause (x) above, neither Summit REIT nor the acquiring or surviving entity has a class of common securities (or American Depositary Receipts representing such securities) listed on the New York Stock Exchange (the “NYSE”), the NYSE American LLC (the “NYSE American”), or the Nasdaq Stock Market (“Nasdaq”), or listed or quoted on an exchange or quotation system that is a successor to the NYSE, the NYSE American or Nasdaq; or

(ii)	Summit REIT or one of its Affiliates ceases to serve as general partner of the Partnership or Summit REIT together with its Affiliates ceases to have a Percentage Interest greater than 50%.

“Contribution and Purchase Agreement” shall have the meaning provided in the first paragraph of this Amendment.

“Junior Preferred Units” shall have the meaning provided in Section 4.

“Liquidating Distributions” shall have the meaning provided in Section 6(a).

“Net Operating Income” shall have the meaning provided in Section 10(f).

“Parity Preferred Units” shall have the meaning provided in Section 4.

“Partnership Agreement” shall have the meaning provided in the first paragraph of this Amendment.

“Preferred Units” means all Partnership Interests designated as preferred units by the General Partner from time to time in accordance with Section 4.02 of the Partnership Agreement.

“Senior Preferred Units” shall have the meaning provided in Section 4.

“Series Z Preferred Return” shall have the meaning provided in Section 5(a).

“Series Z Cash Amount” means an amount of cash per Series Z Preferred Unit equal to $25.00 per unit, plus cash in the amount of any accrued and unpaid dividends (whether or not declared) to, but not including, the date of redemption.

“Series Z Distribution Record Date” shall have the meaning provided in Section 5(a)

“Series Z Preferred Stock” shall have the meaning provided in the recital above.

“Series Z Preferred Unit Distribution Payment Date” shall have the meaning provided in Section 5(a).

“Series Z Preferred Units” shall have the meaning provided in Section 1.

“Series Z Redemption Amount” means either the Series Z Cash Amount or the Series Z REIT Shares Amount, as selected by Summit REIT pursuant to Section 8(b) hereof.

“Series Z Notice of Redemption” means the Notice of Exercise of Series Z Preferred Unit Redemption Right substantially in the form attached hereto as Exhibit Z.

“Series Z REIT Shares” means shares of Series Z Preferred Stock, $0.01 par value per share, of Summit REIT.

“Series Z REIT Shares Amount” means the number of Series Z REIT Shares equal to the number of Series Z Preferred Units offered for redemption by a Series Z Redeeming Limited Partner.

“Series Z Specified Redemption Date” means the day that is thirty (30) calendar days, or the next business day if such thirtieth (30th) day is not a business day, after the receipt by the General Partner of a Series Z Notice of Redemption.

“Series Z Preferred Unit Redemption Right” shall have the meaning provided in Section 8(a).

3.               Maturity. The Series Z Preferred Units have no stated maturity and will not be subject to any sinking fund or mandatory redemption.

4.               Rank. The Series Z Preferred Units will, with respect to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership, rank (a) senior to all classes or series of Common Units of the Partnership and any class or series of Preferred Units expressly designated as ranking junior to the Series Z Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (collectively, the “Junior Preferred Units”); (b) on a parity with the Series E Preferred Units, the Series F Preferred Units and any class or series of Preferred Units issued by the Partnership expressly designated as ranking on a parity with the Series Z Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Parity Preferred Units”); and (c) junior to any class or series of Preferred Units issued by the Partnership expressly designated as ranking senior to the Series Z Preferred Units as to distribution rights and rights upon liquidation, dissolution or winding up of the Partnership (the “Senior Preferred Units”). The term “Preferred Units” does not include convertible or exchangeable debt securities of the Partnership, which will rank senior to the Series Z Preferred Units prior to conversion or exchange. The Series Z Preferred Units will also rank junior in right or payment to the Partnership’s existing and future indebtedness.

5.               Distributions.

(a)            Subject to the preferential rights of holders of any class or series of Preferred Units of the Partnership expressly designated as ranking senior to the Series Z Preferred Units as to distribution rights, the holders of Series Z Preferred Units shall be entitled to receive, when, as and if authorized by the General Partner and declared by the Partnership, out of assets of the Partnership legally available for payment of distributions, cumulative cash distributions at the rate of 5.25% per annum of the Base Liquidation Preference (as defined below) per unit (equivalent to a fixed annual amount of $1.3125 per unit) (the “Series Z Preferred Return”). Distributions on the Series Z Preferred Units shall accrue and be cumulative from (but excluding) the date of original issue of any Series Z Preferred Units and shall be payable quarterly, in equal amounts, in arrears, on or about the last day of each February, May, August and November of each year (or, if not a business day, the next succeeding business day, each a “Series Z Preferred Unit Distribution Payment Date”) for the period ending on such Series Z Preferred Unit Distribution Payment Date, commencing on February 28, 2022. “Business day” shall mean any day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close. The amount of any distribution payable on the Series Z Preferred Units for any partial distribution period will be prorated and computed on the basis of twelve 30-day months and a 360-day year. Distributions will be payable in arrears to holders of record of the Series Z Preferred Units as they appear on the records of the Partnership at the close of business on the applicable record date, which shall be the first day of the calendar month in which the applicable Series Z Preferred Unit Distribution Payment Date occurs or such other date designated by the General Partner of the Partnership for the payment of distributions that is not more than 90 nor less than ten days prior to such Series Z Preferred Unit Distribution Payment Date (each, a “Series Z Distribution Record Date”).

(b)            No distributions on the Series Z Preferred Units shall be authorized by the General Partner or declared, paid or set apart for payment by the Partnership at such time as the terms and provisions of any agreement of the General Partner, Summit REIT or the Partnership, including any agreement relating to the indebtedness of any of them, prohibits such authorization, declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted or prohibited by law.

(c)            Notwithstanding anything to the contrary contained herein, distributions on the Series Z Preferred Units will accrue whether or not the restrictions referred to in Section 5(b) exist, whether or not the Partnership has earnings, whether or not there are assets legally available for the payment of such distributions and whether or not such distributions are authorized or declared.

(d)            Except as provided in Section 5(e), no distributions shall be declared and paid or set apart for payment, and no other distribution of cash or other property may be declared and made, directly or indirectly, on or with respect to, any Common Units, Parity Preferred Units or Junior Preferred Units of the Partnership (other than a distribution paid in units of, or options, warrants or rights to subscribed for or purchase units of, Common Units or Junior Preferred Units) for any period, nor shall units of any class or series of Common Units, Parity Preferred Units or Junior Preferred Units be redeemed, purchased or otherwise acquired for any consideration, nor shall any assets be paid or made available for a sinking fund for the redemption of any such units by the Partnership, directly or indirectly (except by conversion into or exchange for units of, or options, warrants or rights to purchase of subscribed for units of, Common Units or Junior Preferred Units, and except for purchases or exchanges pursuant to a purchase or exchange offer made on the same terms to all holders of Series Z Preferred Units and all holders of Parity Preferred Units), unless full cumulative distributions on the Series Z Preferred Units for all past distribution periods shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof is set apart for such payment.

(e)            When distributions are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series Z Preferred Units and any Parity Preferred Units, all distributions declared on the Series Z Preferred Units and any Parity Preferred Units shall be declared pro rata so that the amount of distributions declared per Series Z Preferred Unit and such Parity Preferred Units shall in all cases bear to each other the same ratio that accrued distributions per Series Z Preferred Unit and such Parity Preferred Units (which shall not include any accrual in respect of unpaid distributions on any Parity Preferred Units for prior distribution periods if such Parity Preferred Units do not have a cumulative distribution) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any distribution payment or payments on Series Z Preferred Units which may be in arrears.

(f)            Holders of Series Z Preferred Units shall not be entitled to any distribution, whether payable in cash, property or units of the Partnership, in excess of full cumulative distributions on the Series Z Preferred Units as provided above. Any distribution made on the Series Z Preferred Units shall first be credited against the earliest accrued but unpaid distributions due with respect to such units which remains payable. Accrued but unpaid distributions on Series Z Preferred Units will accumulate as of the Series Z Preferred Unit Distribution Payment Date on which they first become payable or on the date of redemption, as the case may be.

(g)            For the avoidance of doubt, in determining whether a distribution (other than upon voluntary or involuntary liquidation), redemption or other acquisition of the Partnership Units is permitted under Delaware law, no effect shall be given to the amounts that would be needed, if the Partnership were to be dissolved at the time of the distribution, to satisfy the preferential rights upon distribution of holders of Partnership Units whose preferential rights are superior to those receiving the distribution.

6.               Liquidation Preference.

(a)            Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Partnership, before any distribution or payment shall be made to the holders of any Common Units or Junior Preferred Units, the holders of the Series Z Preferred Units then outstanding shall be entitled to be paid, or have the Partnership declare and set apart for payment, out of the assets of the Partnership legally available for distribution to its Partners after payment or provision for payment of all debts and other liabilities of the Partnership, a liquidation preference in cash of $25.00 per Series Z Preferred Unit (the “Base Liquidation Preference”), plus an amount equal to any accrued and unpaid distributions to, but not including, the date of payment or the date the liquidation preference is set apart for payment (the “Liquidating Distributions”).

(b)            If upon any such voluntary or involuntary liquidation, dissolution or winding up of the Partnership, the available assets of the Partnership are insufficient to pay the full amount of the Liquidating Distributions on all outstanding Series Z Preferred Units and the corresponding amounts payable on all outstanding Parity Preferred Units, then the holders of Series Z Preferred Units and Parity Preferred Units shall share ratably in any such distribution of assets in proportion to the full Liquidating Distributions to which they would otherwise be respectively entitled.

(c)            Upon any voluntary or involuntary liquidation, dissolution or winding up of the Partnership, after payment shall have been made in full to the holders of the Series Z Preferred Units and any Parity Preferred Units, any other series or class or classes of Junior Preferred Units shall be entitled to receive any and all assets remaining to be paid or distributed, and the holders of the Series Z Preferred Units and any Parity Preferred Units shall not be entitled to share therein.

(d)            After payment of the full amount of the Liquidating Distributions to which they are entitled, holders of Series Z Preferred Units will have no right or claim to any of the remaining assets of the Partnership.

(e)            For the avoidance of doubt, the consolidation, merger or conversion of the Partnership with or into another entity, the merger of another entity with or into the Partnership, a statutory unit exchange by the Partnership or the sale, lease, transfer or conveyance of all or substantially all of the assets or business of the Partnership shall not be considered a liquidation, dissolution or winding up of the affairs of the Partnership.

7.               Optional Redemption by the Partnership.

(a)            The Series Z Preferred Units are not redeemable prior to January 13, 2026, except as otherwise provided in this Section 7 and in Section 8. On and after January 13, 2026, the Partnership, at its option, upon not less than 30 nor more than 60 days’ written notice, may redeem the Series Z Preferred Units, in whole or from time to time in part, for cash, at a redemption price equal to $25.00 per Series Z Preferred Unit, plus any accrued and unpaid distributions thereon to, but not including, the date fixed for redemption (the “Series Z Redemption Date”). If fewer than all of the outstanding Series Z Preferred Units are to be redeemed, the Series Z Preferred Units to be redeemed may be selected pro rata (as nearly as practicable without creating fractional units) or by lot.

(b)            Unless full cumulative distributions on all Series Z Preferred Units shall have been or contemporaneously are declared and paid or declared and a sum sufficient for the payment thereof set apart for payment for all past distribution periods, (i) no Series Z Preferred Units shall be redeemed unless all outstanding Series Z Preferred Units are simultaneously redeemed, and (ii) the Partnership shall not purchase or otherwise acquire directly or indirectly for any consideration, nor shall any monies be paid to or be made available for a sinking fund for the redemption of, any Series Z Preferred Units (except by conversion into or exchange for, or options, warrants or rights to purchase or subscribe for units of, Common Units or Junior Preferred Units of the Partnership); provided, however, that the foregoing shall not prevent the redemption or purchase of Series Z Preferred Units by the Partnership in connection with a redemption or purchase by Summit REIT of Series Z Preferred Stock pursuant to Article VII of the Articles or otherwise in order to ensure that Summit REIT remains qualified as a REIT for federal income tax purposes or pursuant to the terms of the Articles Supplementary, or the purchase or acquisition of Series Z Preferred Units pursuant to a purchase or exchange offer made on the same terms to holders of all outstanding Series Z Preferred Units.

(c)            Immediately prior to any redemption of Series Z Preferred Units pursuant to this Section 7, the Partnership shall pay, in cash, any accrued and unpaid distributions on the Series Z Preferred Units to, but not including, the Series Z Redemption Date, unless a Series Z Redemption Date falls after a Series Z Distribution Record Date and prior to the corresponding Series Z Preferred Unit Distribution Payment Date, in which case each holder of Series Z Preferred Units at the close of business on such Series Z Distribution Record Date shall be entitled to the distribution payable on such units on the corresponding Series Z Preferred Unit Distribution Payment Date (including any accrued and unpaid distributions for prior distribution periods) notwithstanding the redemption of such units before such Series Z Preferred Unit Distribution Payment Date. Except as provided above, the Partnership will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series Z Preferred Units for which a notice of redemption has been given.

(d)            Notice of redemption of the Series Z Preferred Units pursuant to this Section 7 shall be mailed by the Partnership to each holder of record of the Series Z Preferred Units to be redeemed by first class mail, postage prepaid, not less than 30 nor more than 60 days prior to the Series Z Redemption Date at such holder’s address as the same appears on the records of the Partnership. A failure to give such notice or any defect therein or in the mailing thereof shall not affect the validity of the proceedings for the redemption of any Series Z Preferred Units except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the Series Z Redemption Date; (ii) the redemption price; (iii) the number of Series Z Preferred Units to be redeemed; (iv) the place or places where the Series Z Preferred Units are to be surrendered for payment of the redemption price; and (v) that distributions on such Series Z Preferred Units to be redeemed will cease to accrue on such Series Z Redemption Date. If less than all of the Series Z Preferred Units held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of units of Series Z Preferred Units held by such holder to be so redeemed.

(e)            Holders of Series Z Preferred Units to be redeemed pursuant to this Section 7 shall surrender such Series Z Preferred Units at the place or places designated in such notice and, upon surrender of the units, such Series Z Preferred Units shall be redeemed by the Partnership at the redemption price plus any accrued and unpaid distributions payable upon such redemption. If notice of redemption of any of the Series Z Preferred Units has been given and if the assets necessary for such redemption have been set apart by the Partnership for the benefit of the holders of any Series Z Preferred Units so called for redemption, then from and after the Series Z Redemption Date distributions will cease to accrue on such Series Z Preferred Units, such Series Z Preferred Units shall no longer be deemed outstanding and all rights of the holders of such Series Z Preferred Units will terminate, except the right to receive the redemption price and any accrued and unpaid distributions to, but not including, the Series Z Redemption Date; provided, however, if the Series Z Redemption Date falls after a Series Z Distribution Record Date and prior to the corresponding Series Z Preferred Unit Distribution Payment Date, each holder of Series Z Preferred Units so called for redemption at the close of business on such Series Z Distribution Record Date shall be entitled to the distribution payable on such units on the corresponding Series Z Preferred Unit Distribution Payment Date notwithstanding the redemption of such units before such Series Z Preferred Unit Distribution Payment Date.

(f)            Notwithstanding anything to the contrary contained herein, the Partnership may redeem one Series Z Preferred Unit for each share of Series Z Preferred Stock purchased in the open market, through tender or by private agreement by Summit REIT.

(g)            All Series Z Preferred Units redeemed or otherwise acquired by the Partnership in any manner whatsoever shall be retired and reclassified as authorized but unissued Preferred Units, without designation as to class or series, and may thereafter be reissued as any class or series of Preferred Units in accordance with the applicable provisions of the Partnership Agreement.

(h)            Notwithstanding anything to the contrary contained herein, the Partnership may redeem Series Z Preferred Units at any time in connection with any redemption by Summit REIT of the Series Z Preferred Stock.

8.               Series Z Preferred Unit Redemption Right.

(a)            Subject to Sections 8(b), 8(c), 8(d), 8(e) and 8(f), each Limited Partner (other than the General Partner, Summit REIT or any Subsidiary of the General Partner or Summit REIT) shall have the right (the “Series Z Preferred Unit Redemption Right”) to require the Partnership to redeem on a Series Z Specified Redemption Date all or a portion of the Series Z Preferred Units held by such Limited Partner at a redemption price equal to and in the form of the Series Z Redemption Amount to be paid by the Partnership. The Series Z Preferred Unit Redemption Right shall be exercised pursuant to a Series Z Notice of Redemption delivered to the Partnership (with a copy to the General Partner) by the Limited Partner who is exercising the Series Z Preferred Unit Redemption Right (the “Series Z Redeeming Limited Partner”) and such notice shall be irrevocable unless otherwise agreed upon by the General Partner. In such event, the Partnership shall deliver the Series Z Cash Amount to the Series Z Redeeming Limited Partner. Notwithstanding the foregoing, the Partnership shall not be obligated to satisfy such Series Z Preferred Unit Redemption Right if the General Partner elects to cause Summit REIT to purchase the Series Z Preferred Units subject to the Series Z Notice of Redemption to the extent permitted by Section 8(b). A Limited Partner may not exercise the Series Z Preferred Unit Redemption Right for less than ten thousand (10,000) Series Z Preferred Units or, if such Limited Partner holds fewer than ten thousand (10,000) Series Z Preferred Units, all of the Series Z Preferred Units held by such Limited Partner. The Series Z Redeeming Limited Partner shall have no right, with respect to any Series Z Preferred Units so redeemed, to receive any distribution paid with respect to Series Z Preferred Units if the record date for such distribution is on or after the Series Z Specified Redemption Date.

(b)             Notwithstanding the provisions of Section 8(a), if a Limited Partner exercises the Series Z Preferred Unit Redemption Right by delivering to the Partnership a Series Z Notice of Redemption, then the Partnership may, in its sole and absolute discretion, elect to cause Summit REIT to purchase directly and acquire some or all of, and in such event Summit REIT agrees to purchase and acquire, such Series Z Preferred Units by paying to the Series Z Redeeming Limited Partner (X) if the Series Z Specified Redemption Date is prior to January 13, 2032 and not following a Change of Control, either the Series Z Cash Amount or the Series Z REIT Shares Amount, as elected by Summit REIT (in its sole and absolute discretion) or (Y) if the Series Z Specified Redemption Date is during either (I) the period from and including January 13, 2032 through and including April 13, 2032 or (II) the period from and including January 13, 2033 through and including April 13, 2033, the Series Z Cash Amount, in either case on the Series Z Specified Redemption Date, whereupon Summit REIT shall acquire the Series Z Preferred Units offered for redemption by the Series Z Redeeming Limited Partner and shall be treated for all purposes of the Partnership Agreement as the owner of such Series Z Preferred Units. Notwithstanding the provisions of Section 8(a) and the immediately preceding sentence in this Section 8(b), following a Change of Control, a Limited Partner may exercise the Series Z Preferred Unit Redemption Right by delivering to the Partnership a Series Z Notice of Redemption on or before 90 days following the Change of Control and the Partnership shall be obligated to pay the Series Z Cash Amount to the Series Z Redeeming Limited Partner on the date set forth in the following proviso; provided that the Partnership may, in its sole and absolute discretion, elect to cause Summit REIT to purchase directly and acquire some or all of, and in such event Summit REIT agrees to purchase and acquire, such Series Z Preferred Units by paying to the Series Z Redeeming Limited Partner the Series Z Cash Amount on the Series Z Specified Redemption Date, which in connection with a Change of Control shall be the date that is the 120th day after the Change of Control, whereupon Summit REIT shall acquire the Series Z Preferred Units offered for redemption by the Series Z Redeeming Limited Partner and shall be treated for all purposes of the Partnership Agreement as the owner of such Series Z Preferred Units.

In the event Summit REIT purchases Series Z Preferred Units with respect to the exercise of a Series Z Preferred Unit Redemption Right, the Partnership shall have no obligation to pay any amount to the Series Z Redeeming Limited Partner with respect to such Series Z Redeeming Limited Partner’s exercise of such Series Z Preferred Unit Redemption Right, and each of the Series Z Redeeming Limited Partner, the Partnership and Summit REIT shall treat the transaction between Summit REIT and the Series Z Redeeming Limited Partner for federal income tax purposes as a sale of the Series Z Redeeming Limited Partner’s Series Z Preferred Units to Summit REIT. Each Series Z Redeeming Limited Partner agrees to execute such documents as Summit REIT may reasonably require in connection with the issuance of Series Z REIT Shares upon exercise of the Series Z Preferred Unit Redemption Right; provided that no Series Z Redeeming Limited Partner shall be required to provide any representations or warranties to Summit REIT that are not set forth in the Series Z Notice of Redemption.

Each Series Z Redeeming Limited Partner covenants and agrees that all Series Z Preferred Units subject to a Series Z Notice of Redemption will be delivered to the Partnership or Summit REIT free and clear of all liens, claims and encumbrances whatsoever and should any such liens, claims or encumbrances exist or arise with respect to such Series Z Preferred Units, neither the Partnership nor Summit REIT shall be under any obligation to acquire such Series Z Preferred Units.

(c)             Notwithstanding the provisions of Sections 8(a) and 8 (b), solely in the case of an exercise of the Series Z Preferred Redemption Right pursuant to Section 8(b)(X), a Limited Partner shall not be entitled to exercise the Series Z Preferred Unit Redemption Right if the delivery of Series Z REIT Shares to such Limited Partner on the Series Z Specified Redemption Date by Summit REIT pursuant to Section 8 (b) (regardless of whether or not Summit REIT would in fact purchase the Series Z Preferred Units pursuant to Section 8(b)) would (i) result in such Limited Partner or any other Person (as defined in the Articles) owning, directly or indirectly, Series Z REIT Shares in excess of the Stock Ownership Limit or any Excepted Holder Limit (each as defined in the Articles) and calculated in accordance therewith, except as provided in the Articles, (ii) result in Summit REIT being “closely held” within the meaning of Section 856(h) of the Code, (iii) cause Summit REIT to own, actually or constructively, 10% or more of the ownership interests in a tenant (other than a TRS) of Summit REIT’s, the Partnership’s or a Subsidiary Partnership’s real property, within the meaning of Section 856(d)(2)(B) of the Code, or (iv) otherwise cause Summit REIT to fail to qualify as a REIT under the Code, including, but not limited to, as a result of any “eligible independent contractor” (as defined in Section 856(d)(9)(A) of the Code) that operates a “qualified lodging facility” (as defined in Section 856(d)(9)(D) of the Code) on behalf of a TRS failing to qualify as such. Summit REIT, in its sole and absolute discretion, may waive the restriction on redemption set forth in this Section 8(c).

(d)            Any Series Z REIT Shares Amount or Series Z Cash Amount to be paid to a Series Z Redeeming Limited Partner pursuant to this Section 8 shall be paid on the Series Z Specified Redemption Date.

(e)            Notwithstanding any other provision of the Partnership Agreement, the General Partner is authorized to take any action that it determines to be necessary or appropriate to cause the Partnership to comply with any withholding requirements established under the Code or any other federal, state, local or foreign law that apply upon a Series Z Redeeming Limited Partner’s exercise of the Series Z Preferred Unit Redemption Right. If a Series Z Redeeming Limited Partner believes that it is exempt from such withholding upon the exercise of the Series Z Preferred Unit Redemption Right, such Partner must furnish the General Partner with a FIRPTA Certificate in the form attached to the Partnership Agreement as Exhibit C-1 or Exhibit C-2, as applicable (in either case, substituting “Series Z Preferred Units” for “Common Units” on such form), and any similar forms or certificates required to avoid or reduce the withholding under federal, state, local or foreign law or such other form as the General Partner may reasonably request. If the Partnership, Summit REIT or the General Partner is required to withhold and pay over to any taxing authority any amount upon a Series Z Redeeming Limited Partner’s exercise of the Series Z Preferred Unit Redemption Right and if the Series Z Redemption Amount equals or exceeds the Withheld Amount, the Withheld Amount shall be treated as an amount received by such Partner in redemption of its Series Z Preferred Units. If, however, the Series Z Redemption Amount is less than the Withheld Amount, the Series Z Redeeming Limited Partner shall not receive any portion of the Series Z Redemption Amount, the Series Z Redemption Amount shall be treated as an amount received by such Partner in redemption of its Series Z Preferred Units, and the Partner shall contribute the excess of the Withheld Amount over the Series Z Redemption Amount to the Partnership before the Partnership is required to pay over such excess to a taxing authority.

(f)            Notwithstanding any other provision of the Partnership Agreement, the General Partner may place appropriate restrictions on the ability of the Limited Partners to exercise their Series Z Preferred Unit Redemption Rights as and if deemed necessary or reasonable to ensure that the Partnership does not constitute a “publicly traded partnership” under Section 7704 of the Code. If and when the General Partner determines that imposing such restrictions is necessary, the General Partner shall give prompt written notice thereof to each Limited Partner who holds Series Z Preferred Units, which notice shall be accompanied by a copy of an opinion of counsel to the Partnership that states that, in the opinion of such counsel, restrictions are necessary or reasonable in order to avoid the Partnership being treated as a “publicly traded partnership” under Section 7704 of the Code.

9.               Voting Rights. Holders of the Series Z Preferred Units will not have any voting rights except as follows.

(a)            So long as any Series Z Preferred Units remain outstanding, neither the General Partner nor the Partnership shall:

(i)            authorize or create, or increase the authorized or issued amount of, any Senior Preferred Units, or create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any Senior Preferred Units, without the affirmative vote of the holders of at least two-thirds of the outstanding Series Z Preferred Units; or

(ii)            amend, alter or repeal the provisions of the Partnership Agreement (as amended through January 13, 2022) so as to materially and adversely affect any right, preference, privilege or voting powers of the Series Z Preferred Units or the holders thereof, without the affirmative vote of the holders of at least two-thirds of the holders of the outstanding Series Z Preferred Units; provided that the creation or issuance, or increase in the amounts authorized, of any Parity Preferred Units or Junior Preferred Units shall not be deemed to materially and adversely affect such rights, preferences, privileges or voting powers.

(b)            In any matter in which the holders of Series Z Preferred Units are entitled to vote, each such holder shall have the right to one vote for each Series Z Preferred Unit held by such holder. The holders of Series Z Preferred Units shall have exclusive voting rights on any Partnership Agreement amendment that would alter the contract rights, as expressly set forth in the Partnership Agreement (as amended through January 13, 2022), of only the Series Z Preferred Units.

(c)            The foregoing voting provisions shall not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required shall be effected, all outstanding Series Z Preferred Units shall have been redeemed or called for redemption upon proper notice and sufficient assets shall have been deposited in trust to effect such redemption.

10.             Allocation of Profit and Loss.

Article V, Section 5.01 of the Partnership Agreement is hereby deleted in its entirety and the following new Section 5.01 is inserted in its place:

(a)            Profit. After giving effect to the special allocations set forth in Sections 5.01(c), 5.01(d) and 5.01(e) hereof, and subject to Section 5.01(f) hereof, Profit of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

(b)            Loss. After giving effect to the special allocations set forth in Section 5.01(c), 5.01(d) and 5.01(e) hereof, and subject to Section 5.01(f) hereof, Loss of the Partnership for each fiscal year of the Partnership shall be allocated to the Partners in accordance with their respective Percentage Interests.

(c)            Minimum Gain Chargeback. Notwithstanding any provision to the contrary, (i) any expense of the Partnership that is a “nonrecourse deduction” within the meaning of Regulations Section 1.704-2(b)(1) shall be allocated in accordance with the Partners’ respective Percentage Interests, (ii) any expense of the Partnership that is a “partner nonrecourse deduction” within the meaning of Regulations Section 1.704-2(i)(2) shall be allocated to the Partner that bears the “economic risk of loss” of such deduction in accordance with Regulations Section 1.704-2(i)(1), (iii) if there is a net decrease in Partnership Minimum Gain within the meaning of Regulations Section 1.704-2(f)(1) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704-2(f)(2),(3), (4) and (5), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(f) and the ordering rules contained in Regulations Section 1.704-2(j), and (iv) if there is a net decrease in Partner Nonrecourse Debt Minimum Gain within the meaning of Regulations Section 1.704-2(i)(4) for any Partnership taxable year, then, subject to the exceptions set forth in Regulations Section 1.704(2)(g), items of gain and income shall be allocated among the Partners in accordance with Regulations Section 1.704-2(i)(4) and the ordering rules contained in Regulations Section 1.704-2(j). The manner in which it is reasonably expected that the deductions attributable to nonrecourse liabilities will be allocated for purposes of determining a Partner’s share of the nonrecourse liabilities of the Partnership within the meaning of Regulations Section 1.752-3(a)(3) shall be in accordance with a Partner’s Percentage Interest.

(d)            Qualified Income Offset. If a Partner receives in any taxable year an adjustment, allocation or distribution described in subparagraphs (4), (5) or (6) of Regulations Section 1.704- 1(b)(2)(ii)(d) that causes or increases a deficit balance in such Partner’s Capital Account that exceeds the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain, as determined in accordance with Regulations Sections 1.704-2(g) and 1.704-2(i), such Partner shall be allocated specially for such taxable year (and, if necessary, later taxable years) items of income and gain in an amount and manner sufficient to eliminate such deficit Capital Account balance as quickly as possible as provided in Regulations Section 1.704- 1(b)(2)(ii)(d). After the occurrence of an allocation of income or gain to a Partner in accordance with this Section 5.01(d), to the extent permitted by Regulations Section 1.704-1(b), items of expense or loss shall be allocated to such Partner in an amount necessary to offset the income or gain previously allocated to such Partner under this Section 5.01(d).

(e)            Capital Account Deficits. Loss shall not be allocated to a Limited Partner to the extent that such allocation would cause a deficit in such Partner’s Capital Account (after reduction to reflect the items described in Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6)) to exceed the sum of such Partner’s shares of Partnership Minimum Gain and Partner Nonrecourse Debt Minimum Gain. Any Loss in excess of that limitation shall be allocated to the General Partner. After the occurrence of an allocation of Loss to the General Partner in accordance with this Section 5.01(e), to the extent permitted by Regulations Section 1.704-1(b), Profit shall be allocated to such Partner in an amount necessary to offset the Loss previously allocated to each Partner under this Section 5.01(e).

(f)             Priority Allocations With Respect To Preferred Units. After giving effect to the allocations set forth in Sections 5.01(c), 5.01(d) and 5.01(e) hereof, but before giving effect to the allocations set forth in Sections 5.01(a) and 5.01(b) hereof, Net Operating Income shall be allocated pro rata to the holders of the Series E Preferred Units, the Series F Preferred Units and the Series Z Preferred Units until the aggregate amount of Net Operating Income allocated to such holders under this Section 5.01(f) for the current and all prior years equals the aggregate amount of the Series E Preferred Return, the Series F Preferred Return and the Series Z Preferred Return paid to such holders for the current and all prior years. For purposes of this Section 5.01(f), “Net Operating Income” means the excess, if any, of the Partnership’s gross income over its expenses (but not taking into account depreciation, amortization, or any other noncash expenses of the Partnership), calculated in accordance with the principles of Section 5.01(h) hereof.

(g)            Special Allocations Regarding LTIP Units. Notwithstanding the provisions of Sections 5.01(a) and 5.01(b) hereof, Liquidating Gains shall first be allocated to the LTIP Unitholders until their Economic Capital Account Balances, to the extent attributable to their ownership of LTIP Units, are equal to (i) the Common Unit Economic Balance, multiplied by (ii) the number of their LTIP Units. For this purpose, “Liquidating Gains” means net capital gains realized in connection with the actual or hypothetical sale of all or substantially all of the assets of the Partnership, including but not limited to net capital gain realized in connection with an adjustment to the value of Partnership assets under Section 704(b) of the Code. The “Economic Capital Account Balances” of the LTIP Unit holders will be equal to their Capital Account balances to the extent attributable to their ownership of LTIP Units. Similarly, the “Common Unit Economic Balance” shall mean (i) the Capital Account balance of Summit REIT, plus the amount of Summit REIT’s share of any Partner Nonrecourse Debt Minimum Gain or Partnership Minimum Gain, in either case to the extent attributable to Summit REIT’s direct or indirect ownership of Common Units and computed on a hypothetical basis after taking into account all allocations through the date on which any allocation is made under this Section 5.01(g), divided by (ii) the number of Common Units directly or indirectly owned by Summit REIT. Any such allocations shall be made among the LTIP Unitholders in proportion to the amounts required to be allocated to each under this Section 5.01(g). The parties agree that the intent of this Section 5.01(g) is to make the Capital Account balance associated with each LTIP Unit be economically equivalent to the Capital Account balance associated with Common Units directly or indirectly owned by Summit REIT (on a per-Unit basis).

(h)            Definition of Profit and Loss. “Profit” and “Loss” and any items of income, gain, expense or loss referred to in this Agreement shall be determined in accordance with federal income tax accounting principles, as modified by Regulations Section 1.704-1(b)(2)(iv), except that Profit and Loss shall not include items of income, gain and expense that are specially allocated pursuant to Sections 5.01(c), 5.01(d), 5.01(e) or 5.01(f) hereof. All allocations of income, Profit, gain, Loss and expense (and all items contained therein) for federal income tax purposes shall be identical to all allocations of such items set forth in this Section 5.01, except as otherwise required by Section 704(c) of the Code and Regulations Section 1.704-1(b)(4). With respect to properties acquired by the Partnership, the General Partner shall have the authority to elect the method to be used by the Partnership for allocating items of income, gain and expense as required by Section 704(c) of the Code with respect to such properties, and such election shall be binding on all Partners.

(i)            Allocations Between Transferor and Transferee. If a Partner transfers any part or all of its Partnership Interest, the distributive shares of the various items of Profit and Loss allocable among the Partners during such fiscal year of the Partnership shall be allocated between the transferor and the transferee Partner either (i) as if the Partnership’s fiscal year had ended on the date of the transfer, or (ii) based on the number of days of such fiscal year that each was a Partner without regard to the results of Partnership activities in the respective portions of such fiscal year in which the transferor and the transferee were Partners. The General Partner, in its sole and absolute discretion, shall determine which method shall be used to allocate the distributive shares of the various items of Profit and Loss between the transferor and the transferee Partner.

11.             Transfers of Series Z Preferred Units. Notwithstanding anything to the contrary contained in Section 9.02(a) of the Partnership Agreement, the General Partner shall not unreasonably withhold, condition or delay its consent to a Transfer of any or all of the Series Z Preferred Units to any direct or indirect partner, member or owner of the holder of the Series Z Preferred Units as of the date of this Amendment.

12.             Special Redemption Date. For all Common Units issued pursuant to the Contribution and Purchase Agreement, “Specified Redemption Date” shall mean the tenth (10th) business day following the receipt by the General Partner of a Notice of Exercise of Redemption Right in accordance with Section 8.04(a) of the Partnership Agreement.

13.           Except as modified herein, all terms and conditions of the Partnership Agreement shall remain in full force and effect, which terms and conditions the General Partner hereby ratifies and confirms.

[Signature page follows.]

IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first set forth above.

GENERAL PARTNER:

SUMMIT HOTEL GP, LLC
a Delaware limited liability company

By:	Summit Hotel Properties, Inc.,
a Maryland corporation, its sole member

By:	/s/ Christopher Eng
Name:	Christopher R. Eng
Title:	Executive Vice President, General Counsel and Chief Risk Officer

[Signature page for Amendment re: Series Z Preferred Units]

EXHIBIT Z

NOTICE OF EXERCISE OF SERIES Z PREFERRED UNIT REDEMPTION RIGHT

In accordance with the First Amended and Restated Agreement of Limited Partnership of Summit Hotel OP, LP, dated as of February 14, 2011 (as amended through August 11, 2021, the “Limited Partnership Agreement”), as amended by the Tenth Amendment to the Limited Partnership Agreement, dated as of January 13, 2022 (the “Tenth Amendment” and, together with the Limited Partnership Agreement, the “Agreement”), the undersigned hereby irrevocably (i) presents for redemption ________ Series Z Preferred Units in accordance with the terms of the Agreement and the Series Z Preferred Unit Redemption Right referred to in Section 8(a) of the Tenth Amendment, (ii) surrenders such Series Z Preferred Units and all right, title and interest therein and (iii) directs that the Series Z Cash Amount [or the Series Z REIT Shares Amount (as defined in the Tenth Amendment) as determined by the General Partner]1 deliverable upon exercise of the Series Z Preferred Unit Redemption Right be delivered to the address specified below, and if Series Z REIT Shares (as defined in the Tenth Amendment) are to be delivered, further directs that such Series Z REIT Shares be registered or placed in the name(s) and at the address(es) specified below. The undersigned hereby represents, warrants and certifies that the undersigned (a) has title to such Series Z Preferred Units, free and clear of the rights and interests of any person or entity other than the Partnership or the General Partner; (b) has the full right, power and authority to cause the redemption of the Series Z Preferred Units as provided herein; and (c) has obtained the approval of all persons or entities, if any, having the right to consent to or approve the Series Z Preferred Units for redemption.

Dated: ,

Name of Limited Partner:

(Signature of Limited Partner or Authorized Representative)

(Mailing Address)

(City) (State) (Zip Code)

If Series Z REIT Shares are to be issued, issue to:
Name:

Social Security or Identifying Number:

1 Note: bracketed phrase must be included except if the Series Z Specified Redemption Date is to be between (a) January 13, 2032 and April 13, 2032 or (b) January 13, 2033 and April 13, 2033 or in connection with a Change of Control.